UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Guided Therapeutics, Inc.

Name of Issuer

Common Stock, par value $0.001 per share

(Title of Class of Securities)

40171F105

(CUSIP Number)

September 10, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ _ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ _ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13G
CUSIP No.: 40171F105	Page 2 of 9 Pages

1			NAMES OF REPORTING PERSONS:

The Whittemore Collection, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ X ]
(b) [__]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	2,838,050

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	2,838,050

9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,838,050

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[__]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12	TYPE OF REPORTING PERSON:

CO

SCHEDULE 13G
CUSIP No.: 40171F105	Page 3 of 9 Pages

1			NAMES OF REPORTING PERSONS:

Parsons & Whittemore Enterprises Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ X ]
(b) [__]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	2,838,050

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	2,838,050

9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,838,050

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[__]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12	TYPE OF REPORTING PERSON:

CO

SCHEDULE 13G
CUSIP No.: 40171F105	Page 4 of 9 Pages

1			NAMES OF REPORTING PERSONS:

George F. Landegger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ X ]
(b) [__]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	4,196,075

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	4,196,075

9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,196,075

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[__]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%

12	TYPE OF REPORTING PERSON:

IN

SCHEDULE 13G
CUSIP No.: 40171F105	Page 5 of 9 Pages

ITEM 1(a)	NAME OF ISSUER:

Guided Therapeutics, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINICIPAL EXECUTIVE OFFICES:

5835 Peachtree Corners East, Suite D Norcross, GA 30092

ITEM 2(a)	NAME OF PERSON FILING:

This statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i) The Whittemore Collection, Ltd.

(ii) Parsons & Whittemore Enterprises Corp.

(iii) George F. Landegger

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

4 International Drive Rye Brook, New York 10573

ITEM 2(c)	CITIZENSHIP:

(i)  The Whittemore Collection, Ltd. is a corporation organized under the laws of the State of New York.

(ii)  Parsons & Whittemore Enterprises Corp. is a corporation organized under the laws of the State of Delaware.

(iii)  George F. Landegger is an individual having citizenship in the United States.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2(e)	CUSIP NUMBER: 40171F105

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);
(e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

SCHEDULE 13G
CUSIP No.: 40171F105	Page 6 of 9 Pages

(j) [ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

ITEM 4	OWNERSHIP:

This statement relates to securities held for the account of: (i) The Whittemore Collection, Ltd., a New York corporation (“TWC”); and (ii) George F. Landegger, an individual having citizenship in the United States.

Prior to September 10, 2010, TWC beneficially owned 122,000 shares of common stock of the Issuer, par value $0.001 (“Common Stock”).  On September 10, 2010, TWC purchased an additional 2,469,136 shares of Common Stock and a warrant to purchase 246,914 shares of Common Stock pursuant to that certain Private Sale of Common Stock and Stock Warrant Subscription Agreement, dated August 27, 2010, between the Issuer and TWC.

In addition, on September 10, 2010, Mr. Landegger, in his personal capacity, purchased 1,234,568 shares of Common Stock and a warrant to purchase 123,457 shares of Common Stock pursuant to that certain Private Sale of Common Stock and Stock Warrant Subscription Agreement, dated August 27, 2010, between the Issuer and Mr. Landegger.

Parsons & Whittemore Enterprises Corp., a Delaware corporation (“PWE”),  is the sole shareholder of TWC, and, in such capacity, may be deemed to beneficially own the Common Stock reported herein which is deemed beneficially owned by TWC.  Mr. Landegger is the Chairman and President of TWC and owns the majority of voting shares of PWE, and, in such capacities, may be deemed to beneficially own the shares of Common Stock reported herein which are deemed beneficially owned by PWE and TWC.

(i) For The Whittemore Collection, Ltd.:

(a) Amount beneficially owned: 2,838,050

(b) Percent of class: 6.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,838,050

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 2,838,050

(ii) For Parsons & Whittemore Enterprises Corp.:

(a) Amount beneficially owned: 2,838,050

(b) Percent of class: 6.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,838,050

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 2,838,050

(iii) For George F. Landegger:

(a) Amount beneficially owned: 4,196,075

(b) Percent of class: 9.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 4,196,075

(iii) Sole power to dispose or direct the disposition of: 0

SCHEDULE 13G
CUSIP No.: 40171F105	Page 7 of 9 Pages

(iv) Shared power to dispose or direct the disposition of: 4,196,075

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit 99.1

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10	CERTIFICATIONS.

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP No.: 40171F105	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2010

The Whittemore Collection, Ltd.

By:	/s/ George F. Landegger
Name:	George F. Landegger
Title:	Chairman and President

Parsons & Whittemore Enterprises Corp.

By:	/s/ George F. Landegger
Name:	George F. Landegger
Title:	Chairman and President

/s/ George F. Landegger
George F. Landegger

SCHEDULE 13G
CUSIP No.: 40171F105	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit

99.1	Joint Filing Agreement, dated September 20, 2010 by and among the Reporting Persons.